SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31954; 812-14478]

Investment Managers Series Trust, et al.; Notice of Application

January 11, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A,

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities

Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: Investment Managers Series Trust (the "Trust"), a Delaware statutory trust registered

under the Act as an open-end management investment company with multiple series, on behalf

of its series, the State Street/Ramius Managed Futures Strategy Fund (the "SS/R Fund"), Ramius

Trading Strategies MF Ltd., a Cayman Islands corporation wholly owned by the SS/R Fund (the

"SS/R Subsidiary"), and Ramius Trading Strategies LLC, a Delaware limited liability company

registered as an investment adviser under the Investment Advisers Act of 1940 ("Ramius" or the

"Advisor," and, collectively with the Trust and the SS/R Subsidiary, the "Applicants").

Filing Dates: The application was filed June 3, 2015, and amended on September 10, 2015,

November 3, 2015, December 18, 2015 and January 8, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 5, 2016, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Gregory S. Rowland, Esq., Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017.

For Further Information Contact: Robert Shapiro, Senior Counsel, at (202) 551-7758, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application

    1.   The Advisor will serve as the investment adviser to the Funds pursuant to an investment advisory agreement with the Trust (the "Advisory Agreement").[1] The Advisor will

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[1]   Applicants request relief with respect to any existing and any future series of the Trust and any other registered open-end management company or series thereof that: (a) is advised by Ramius or its successor or by a person

provide the Funds with continuous and comprehensive investment management services subject

to the supervision of, and policies established by, each Fund's board of trustees ("Board"). The

Advisory Agreement permits the Advisor, subject to the approval of the Board, to delegate to

one or more sub-advisers (each, a "Subadvisor" and collectively, the "Subadvisors") the

responsibility to provide the day-to-day portfolio investment management of each Fund (either

directly or through such Fund's direct or indirect wholly-owned subsidiary), subject to the

supervision and direction of the Advisor. The primary responsibility for managing the Funds

will remain vested in the Advisor. The Advisor will hire, evaluate, allocate assets to and oversee

the Subadvisors, including determining whether a Subadvisor should be terminated, at all times

subject to the authority of the Board.

2. Each Fund may pursue its investment strategies by investing through a direct wholly-

owned subsidiary (each such subsidiary, including the SS/R Subsidiary, a "Subsidiary") or an

indirect wholly-owned subsidiary (each, a "Trading Entity").[2] Ramius has entered into an

investment advisory agreement with the SS/R Subsidiary (the "SS/R Subsidiary Advisory

Agreement"), and any future Subsidiary will enter into an investment advisory agreement with

the respective Advisor (together with the SS/R Subsidiary Advisory Agreement, the "Subsidiary

Advisory Agreements").[3] The Subsidiary may pursue its investment strategy by investing some

or all of its assets in wholly-owned Trading Entities managed by Trading Advisors and overseen

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controlling, controlled by, or under common control with Ramius or its successor (each, also an "Advisor"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (any such series, including the SS/R Fund, a "Fund" and collectively, the "Funds"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] For purposes of the application, a Subadvisor to a Trading Entity is referred to as a "Trading Advisor."

[3] The SS/R Subsidiary Advisory Agreement has been, and any future Subsidiary Advisory Agreement will be, approved by the Board, including a majority of the trustees who are not "interested persons" (as defined in section 2(a)(19) of the Act) of the Trust or the Advisor, and the Fund's shareholders.

by the Advisor. In all cases, an Advisor will be the entity providing general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets (either directly or through such Fund's Subsidiary or Trading Entities), and, subject to review and approval of the Board, will: (a) set such Fund's (including its Subsidiary's and Trading Entities') overall investment strategies; (b) evaluate, select and recommend Subadvisors to manage all or a part of the Fund's assets (directly or through its Subsidiary and Trading Entities); (c) allocate and, when appropriate, reallocate the Fund's assets among one or more Subadvisors (including by allocating and reallocating assets between and among the Fund, the Subsidiary and the Trading Entities); (d) monitor and evaluate the performance of Subadvisors; and (e) implement procedures reasonably designed to ensure that the Subadvisors comply with the investment objective, policies and restrictions of the Subsidiary, Trading Entity and the Fund.

3. Applicants request an order exempting Applicants from section 15(a) of the Act and rule 18f-2 thereunder to permit the Trust, on behalf of a Fund, and/or its Advisor, subject to the approval of the Board, to enter into and materially amend investment subadvisory agreements with Subadvisors ("Subadvisory Agreements") without obtaining shareholder approval.[4] Applicants also seek an exemption from the Disclosure Requirements to permit a Fund to disclose (as both a dollar amount and a percentage of the Fund's net assets): (a) the aggregate fees paid to the Advisor and any Excluded Subadvisor; and (b) the aggregate fees paid to Subadvisors other than Excluded Subadvisors (collectively, "Aggregate Fee Disclosure"). For

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[4] The requested relief will not extend to (i) any sub-adviser who is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund, the Trust or the Advisor, other than by reason of serving as a sub-adviser to one or more Funds (or the Subsidiary or Trading Entity) or as an investment adviser or sub-adviser to any series of the Trust other than the Funds ("Affiliated Subadvisor"), or (ii) to SSGA Funds Management, Inc., a non-affiliated sub-adviser of the SS/R Fund, which manages a portion of the assets of the SS/R Fund and provides services to Ramius with respect to selecting, monitoring, evaluating and allocating assets among the other Subadvisors of the SS/R Fund (collectively with any Affiliated Subadvisor, "Excluded Subadvisors").

any Fund that employs an Excluded Subadvisor, the Fund will provide separate disclosure of any fees paid to the Excluded Subadvisor.

4.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Fund shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Funds' shareholders.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Advisory Agreements will remain subject to shareholder approval, while the role of the Subadvisors is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Subadvisory Agreements would impose unnecessary delays and expenses on the Funds. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Advisor's ability to negotiate fees paid to the Subadvisors that are more advantageous for the Funds.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary